

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

NOV 26 2010

Washington, DC

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/09 (MM/DD/YY) AND ENDING 09/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STERNE AGEE FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 SHADES CREEK PARKWAY, SUITE 700
(No. and Street)

BIRMINGHAM	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JENNIFER COLEMAN (205) 380-1719
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20TH STREET NORTH, SUITE 1800	BIRMINGHAM	AL	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, C. Fred Wagstaff, III and Brian K. Barze, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial stat supporting schedules pertaining to the firm of Sterne Agee Financial Services, Inc., as of September 30, 2010, are true and correct. We furth affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account class of customer.



Signature

Treasurer and Chief Financial Officer



Signature

Assistant Treasurer



Notary Public

NOTARY PUBLIC STATE OF ALABAMA AT LARGE
MY COMMISSION EXPIRES: Sept 27, 2014
BONDED THRU NOTARY PUBLIC UNDERWRITERS

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X (a) Facing page

X (b) Statement of Financial Condition

(c) Statement of Income

(d) Statement of Changes in Financial Condition

(e) Statement of Changes in Stockholders' Equity

(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors

(g) Computation of Net Capital Pursuant to Rule 15c-1

(h) Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3–3

(i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3

(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3

(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X (l) An Oath or Affirmation

(m) A copy of the SIPC Supplemental Report

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.



STERNE AGEE FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm)



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm

The Board of Directors
Sterne Agee Financial Services, Inc.:

We have audited the accompanying statements of financial condition of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) (the Company) as of September 30, 2010 and 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Sterne Agee Financial Services, Inc. (a wholly owned subsidiary of Sterne Agee Group, Inc.) as of September 30, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

November 24, 2010

STERNE AGEE FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Sterne Agee Group, Inc.)

Statements of Financial Condition

September 30, 2010 and 2009

Assets		**2010**	**2009**
Cash and cash equivalents	$	3,976,129	4,046,718
Receivables from brokers or dealers		—	28,661
Securities owned, at fair value		29,145	73,015
Furniture and equipment (less accumulated depreciation of $245,647 in 2010 and $213,821 in 2009)		49,251	81,077
Intangible assets, net		46,250	46,250
Other assets		2,606,016	1,543,509
Total assets	$	6,706,791	5,819,230
Liabilities and Stockholder's Equity			
Securities sold but not yet purchased, at fair value	$	218,859	—
Due to parent company		3,990	4,842
Due to affiliates, net		110,850	228,617
Other liabilities		3,254,875	3,350,757
Total liabilities		3,588,574	3,584,216
Commitments and contingencies (note 4)			
Stockholder's equity:			
Preferred stock, $0.001 par value. Authorized 500 shares, no shares issued or outstanding		—	—
Common stock, $0.001 par value. Authorized, issued, and outstanding 2,500 shares		2	2
Additional paid-in capital		1,658,998	1,658,998
Retained earnings		1,459,217	576,014
Total stockholder's equity		3,118,217	2,235,014
Total liabilities and stockholder's equity	$	6,706,791	5,819,230

See accompanying notes to statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. (SA Group or the Parent), is a registered broker dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). Its principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent brokers and third party marketing agreements with various banks. All securities transactions are settled through a clearing broker on a fully disclosed basis.

The Company contracts with Sterne, Agee & Leach, Inc. (SAL), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the Company's agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account, although management expects no losses under this agreement.

(b) Use of Estimates in Financial Statements

The accounting principles used in preparing the statements of financial condition conform with U.S. generally accepted accounting principles and with general practices followed by brokers and dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, intangibles, income taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements, deferred income taxes, and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short term highly liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Securities owned and securities receivables/payables with broker/dealer, if any, are recorded on a settlement date basis, which does not differ materially from trade date basis.

(Continued)

(e) *Intangible Assets*

Intangible assets represent primarily the excess of consideration paid over the fair value of tangible assets acquired in connection with purchases of assets and assumptions of liabilities. Assets purchased included broker/agent contracts, clearing contracts, and client accounts. The amount by which the consideration paid exceeded the fair value of net tangible assets acquired was $550,000. Under the requirements Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 350, *Goodwill and Other Intangible Assets*, the Company established this amount as an intangible asset with a definite life and was amortizing it over seven years on a straight line basis, which was considered representative of the estimated lives of the relationships and contracts acquired. This asset was fully amortized as of September 30, 2009.

Intangible assets also include approximately $46,250 representing the amount paid for a brokerage license which was contributed to the Company as part of its original capitalization.

Intangible assets at September 30, 2010 and 2009 are summarized as follows:

		2010	2009
Unamortizable intangible asset (brokerage license)	$	46,250	46,250

(f) *Furniture and Equipment*

Furniture and equipment are recorded at cost. Depreciation and amortization are provided on a straight line basis over the estimated useful lives of the assets.

(g) *Other Assets*

Other assets consist primarily of loans to independent brokers, deferred income taxes, and other receivables.

(h) *Subsequent Events*

The Company has evaluated the effects of events or transactions through the date of this filing that have occurred subsequent to period end September 30, 2010. The Company does not believe there are any material subsequent events that would require further recognition or disclosure.

(i) *Recent Accounting Pronouncements*

Accounting Changes

ASC 805 – On October 1, 2009, the Company adopted ASC 805, *Business Combinations*. ASC 805 generally requires an acquirer to recognize the identifiable assets acquired, liabilities assumed, contingent purchase consideration and any noncontrolling interest in the acquiree at fair value on the date of acquisition. It also requires an acquirer to expense most transaction and restructuring costs as incurred, rather than include such items in the cost of the acquired entity. For the Company, ASC 805 applies prospectively to business combinations for which the acquisition date is on or after October 1, 2009. The adoption of ASC 805 did not have a material impact on the Company's statements of financial condition.

(Continued)

ASC 810 – In December 2007, the FASB issued new guidance requiring noncontrolling interests to be treated as a separate component of equity, not as a liability or other item outside of permanent equity. This new guidance is applicable to the accounting for noncontrolling interests and transactions with noncontrolling interest holders in consolidated financial statements and is effective for fiscal years beginning on or after December 15, 2008. Accordingly, this new pronouncement was adopted as of October 1, 2009 without material effect on the statements of financial condition.

Accounting Changes Issued Not Currently Effective

ASC 820-10 and ASU 2010-06 – In September 2006, the FASB issued new standards on fair value measurements as codified in ASC 820-10. This standard establishes a framework for measuring fair value in generally accepted accounting principles, clarifies the definition of fair value within that framework, and expands disclosures about the use of fair value measurement. This standard emphasizes that fair value is a market-based measurement, as opposed to a transaction-specific measurement. This standard was adopted at the beginning of fiscal 2009 for financial assets and liabilities, without material impact on the financial statements. The Company will adopt this standard at the beginning of fiscal 2011 for nonfinancial assets and liabilities and does not expect it to have a material effect on its statements of financial condition.

ASC 810-10-65-2 – In June 2009, the FASB issued, *Transition Related to FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R)*, representing new guidance regarding the accounting for transfers of financial assets, as an amendment of previously issued guidance. This new guidance eliminates the Qualified Special Purpose Entity (QSPE) concept, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies the derecognition criteria, revises how retained interests are initially measured, and removes the guaranteed mortgage securitization recharacterization provisions. This new guidance requires additional year-end disclosures and is not effective until October 1, 2010, and for subsequent reporting periods thereafter. Early adoption is prohibited. The Company does not anticipate the implementation of this guidance to have a material impact on its statements of financial condition.

ASC 810-10 – In June 2009, the FASB issued new guidance amending the existing pronouncement related to the consolidation of variable interest entities. This new guidance requires reporting entities to evaluate former QSPE's for consolidation, changes the approach to determine a variable interest entity's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required assessments to determine whether the Company may be the primary beneficiary of any variable interest entities to which it is a party. This new guidance is not effective until October 1, 2010 and earlier adoption is prohibited. The Company does not anticipate the implementation of this guidance to have a material impact on its statements of financial condition.

(j) Reclassification

Certain amounts in the 2009 statement of financial condition have been reclassified to conform to the 2010 presentation.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3 1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2010 and 2009, the Company had net capital of $870,608 and $1,036,690, respectively, which amounts were $645,959 and $797,741 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Fair Value Disclosure

The definition of fair value focuses on exit price (i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date), not the entry price (i.e., the price that would be paid to acquire the asset or received to assume the liability at the measurement date). Accordingly, fair value is a market-based measurement; not an entity-specific measurement. Therefore, the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability.

The following three-level valuation hierarchy is used for disclosure of fair value measurements and is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

- Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Following is a description of the valuation methodologies used for assets and liabilities measured at fair value, as well as the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Common Stock and Warrants – Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and certain other products. If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows and are classified within Level 2 of the valuation hierarchy. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy.

(Continued)

State and Municipal Securities – The fair value of state and municipal securities is estimated using recently executed transactions, market price quotations (where observable) and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility. These bonds are generally categorized in Level 2 of the fair value hierarchy.

Assets measured at fair value on a recurring basis as of September 30, 2010

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)		Total
Assets:						
Securities owned, at fair value:						
Common stock	$	29,145	—	—		29,145
Liabilities:						
Securities sold but not yet purchased, at fair value:						
State and municipal obligations	$	—	182,988	—		182,988
Common stock		35,871	—	—		35,871
Total liabilities					$	218,859

Assets measured at fair value on a recurring basis as of September 30, 2009

		Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Assets:					
Securities owned, at fair value:					
Common stock and warrants	$	52,015	—	21,000	73,015

The following table presents additional information about Level 3 assets measured at fair value on a recurring basis for fiscal year 2010. Both observable and nonobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. As a result, the unrealized gains (losses) during the period for assets and liabilities within the Level 3 category presented in

the tables below may include changes in fair value during the period that were attributed to both observable and unobservable inputs.

Level 3 Assets Measured at Fair Value on a Recurring basis for 2010

	Fair value October 1, 2009	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2010	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2010
Assets:						
Firm investments:						
Common stocks and warrants $	21,000	—	(21,000)	—	—	—

Level 3 Assets Measured at Fair Value on a Recurring basis for 2009

	Fair value October 1, 2008	Total realized gains (losses) included in income	Purchases, issuances, sales, and other settlements, net	Transfers in and/or (out) of Level 3	Fair value September 30, 2009	Unrealized gains or (losses) for Level 3 assets outstanding at September 30, 2009
Assets:						
Firm investments:						
Common stocks and warrants $	—	—	21,000	—	21,000	—

Financial Instruments Not Measured at Fair Value

Some of the Company's financial instruments are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets include cash and cash equivalents, receivables from brokers or dealers, and certain payables to affiliates and others.

(4) Commitments and Contingencies

The Company, in its capacity as a broker dealer, is subject to litigation and various claims in the ordinary course of business. Management does not believe the ultimate outcome of these matters will have a material effect on the Company's financial position.

(5) Related-Party Transactions

SA Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

SAL and SA Group provide office space, communications, and clearing services to the Company in the normal course of operations. These amounts are primarily allocated expenses from SAL and SA Group.

Cash and cash equivalents are held in accounts with SAL. SAL serves as the custodian for the Company for securities, cash, and other property owned by or in the fiduciary accounts.

(6) Income Taxes

The Company is included in the consolidated federal income tax return filed by SA Group. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statements of financial condition, utilizing currently enacted tax laws, and rates.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. In accordance with ASC 740, *Accounting for Income Taxes*, the Company has recorded the following:

	September 30	
	2010	**2009**
Deferred tax assets:		
Fixed assets	$ 10,407	4,276
Intangible amortization	89,961	103,802
Other	185,777	114,591
Total deferred tax assets	286,145	222,669
Deferred tax liabilities:		
Prepaid expenses	(43,779)	—
Net deferred tax asset	$ 242,366	222,669

Management has concluded that the realization of deferred tax assets is more likely than not; accordingly, there were no valuation allowances during either 2010 or 2009.

On October 1, 2009, the Company adopted the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Management evaluated the Company's tax positions and concluded that the Company had taken no significant uncertain tax positions that require adjustment to the statements of financial condition to comply with the provisions of this guidance. With few exceptions, the Company's tax returns for tax years prior to 2006 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Sterne Agee Financial Services, Inc.
800 Shades Creek Parkway
Birmingham, Alabama 35209

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2010, which were agreed to by Sterne Agee Financial Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sterne Agee Financial Services, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Sterne Agee Financial Services, Inc.'s management is responsible for Sterne Agee Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2010 with the amounts reported in Form SIPC-7T for the year ended September 30, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2010, June 30, 2010, March 31, 2010 and December 31, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which included the Form X-17A-5 for the 3 month periods ended September 30, 2010, June 30, 2010, March 31, 2010, and December 31, 2009 supporting the adjustments noting no differences; and

5. Compared the amount of payment, and did not note any overpayment applied to the current assessment, with the Form SIPC-7T on which it was originally computed.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended September 30, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036638 FINRA SEP
SAL FINANCIAL SERVICES INC
D/B/A STERNE AGEE FINANCIAL SERVICES INC
800 SHADES CREEK PKWY STE 700
BIRMINGHAM AL 35209-4538

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dwight Lloyd 205-380-1736

2. A. General Assessment (item 2e from page 2) $ 51,467

B. Less payment made with SIPC-6 filed (exclude interest) (27,596)
4/29/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 23,871

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 23,871

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 23,871

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sterne Agee Financial Services Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 22 day of November, 2010.

Treasurer & CFO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 10-01, 2009
and ending 9-30, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 34,325,346
2b. Additions:	
(1) Total revenues from the securities business of subs aries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	2,430
Total additions	2,430
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	12,292,973
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,410,633
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 37,539	
Enter the greater of line (i) or (ii)	37,539
Total deductions	13,741,145
2d. SIPC Net Operating Revenues	$ 20,586,631
2e. General Assessment @ .0025	$ 51,467

(to page 1, line 2.A.)



CMT PLAZA, 813 SHADES CREEK PARKWAY, SUITE 100B
BIRMINGHAM, ALABAMA 35209

REGIONS
ALABAMA

61-373
622

Customer #

DATE	AMOUNT
11/22/2010	$ ************23,871.00

PAY Twenty-three thousand eight hundred seventy-one and xx / 100 Dollars

STERNE, AGEE & LEACH, INC.
"TWO SIGNATURES REQUIRED FOR AMOUNTS OVER $2,500

TO THE ORDER OF
SECURITIES INVESTOR PROTECTION CORP
P. O. BOX 92185
WASHINGTON, DC 20090-2185
USA

Two Signatures Required on Checks Over $2,500

DUPLICATE

VOID AFTER 90 DAYS

STERNE, AGEE & LEACH, INC.

VENDOR: S011 001 CHECK: 0000207131 DATE: 11/22/2010
REMIT TO: SECURITIES INVESTOR PROTECTION CORP COMMENT:

VENDOR INVOICE	DATE	VOUCHER	COMMENT	AMOUNT	DISCOUNT	NET AMOUNT
112210SAFS	11/22/2010	0000051714	SEMI-ANNUAL SIPC ASSESSEMEN	23,871.00	0.00	23,871.00
			TOTALS:	23,871.00	0.00	23,871.00



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203-3207

Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Sterne Agee Financial Services, Inc.:

In planning and performing our audit of the financial statements of Sterne Agee Financial Services, Inc. (the Company), a wholly owned subsidiary of Sterne Agee Group, Inc. as of and for the year ended September 30, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

November 24, 2010